

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 3, 2017

Mr. Richard J. Daly
President and Chief Executive Officer
Broadridge Financial Solutions, Inc.
5 Dakota Drive
Lake Success, New York 11042

      Re: **Broadridge Financial Solutions, Inc.**
            Form 10-K for Fiscal Year Ended June 30, 2016
            Form 10-Q for Fiscal Quarter Ended March 31, 2017
            Response dated June 20, 2017
            File No. 001-33220

Dear Mr. Daly:

We have reviewed your June 20, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 12, 2017 letter.

Form 10-Q for Fiscal Period Ended March 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

1. We note your response to comment 1. Please consider expanding your disclosure in future filings to describe the method you utilize to determine your Closed sales allowance in order to provide your investors with additional insight into how you determine the Closed sales amounts disclosed in your filings.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products

Cc: Maria Allen, Esq.
Associate General Counsel and Corporate Secretary
Broadridge Financial Solutions, Inc.